VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Sonny Oh, Esq.

Senior Counsel, Division of Investment Management –

Disclosure Review and Accounting Office

February 23, 2024

Re:   Request for Selective Review of Initial Registration Statement on Form S-3

 Brighthouse Life Insurance Company

 Brighthouse Retirement Account – Liquidity Benefit (File No. 333-276470)

To the Commission:

Carlton Fields, counsel to Brighthouse Life Insurance Company (the “Company”), previously submitted a transmittal letter on the Company’s behalf concerning the January 11, 2024 filing under the Securities Act of 1933, as amended (the “Securities Act”), of the Company’s initial registration statement on Form S-3 (the “New Registration Statement”) for the Company’s Retirement Account Liquidity Benefit (“Liquidity Benefit”) available in connection with certain retirement plans that qualify for special federal income tax treatment. The primary purpose for which the Initial Registration Statement was filed is to comply with the requirements in Rule 415(a)(5) under the Securities Act to file a new registration statement within three years of the effective date of the initial registration statement.

The Company is supplementing counsel’s prior correspondence to request selective review by the Securities and Exchange Commission’s staff (the “Staff”) of the New Registration Statement. The Company notes that the Staff previously reviewed the currently effective registration statement for the Liquidity Benefit as follows:

•   Liquidity Benefit: File No. 333-252831; SEC Accession No. 0001193125-21-031803 (Initial Registration Statement) and SEC Accession No. 001193125-21-119492 (Pre-Effective Amendment No. 1); declared effective on April 30, 2021 (the “Current Registration Statement”).

The New Registration Statement for the Liquidity Benefit is substantively similar to the Current Registration Statement, with the exception of certain clarifying, updating and other non-material changes. Accordingly, because the New Registration Statement will provide only very limited new material for review by the Staff, the Company requests that the New Registration Statement be accorded selective review by the Staff. In this connection, the Company notes that if the New Registration Statement were eligible to be filed pursuant to Rule 485 under the Securities Act, the Company would make the filing pursuant to Rule 485(b) because it does not include any material changes from the Current Registration Statement other than those noted above. The Company has reviewed the New Registration Statement and represents that it does not include any disclosures that would render it ineligible to become effective under Rule 485(b) (assuming that the New Registration Statement would be eligible for Rule 485 generally).

To facilitate selective review of the New Registration Statement by the Staff, we have provided the Staff with a copy of the prospectus included in the Current Registration Statement (dated April 30, 2021) marked against the prospectus included in the New Registration Statement. The Company respectfully requests that the Staff limit its review to the highlighted changes reflected therein.

If you have any questions or comments regarding the New Registration Statement or this request for selective review, please call Tom Conner of Carlton Fields at (202) 965-8139.

Sincerely,

BRIGHTHOUSE LIFE INSURANCE COMPANY

By: /s/ Michele H. Abate
Name: Michele H. Abate
Title: Vice President and Associate General Counsel